Exhibit 99.1

Höegh LNG Partners LP Reports Restated Historical Results

HAMILTON, Bermuda, Nov. 30, 2015 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") announced that it has restated its financial statements for the years ended December 31, 2014 and 2013 and its previously announced results for the quarter ended June 30, 2015. Today, the Partnership has filed a Form 20-F/A for the fiscal year ended December 31, 2014 (the "Form 20-F/A") and furnished a Form 6-K for the quarter ended June 30, 2015 (the "Form 6-K") with the U.S. Securities and Exchange Commission (the "SEC"), reporting its restated historical results for the periods set forth therein. The Partnership has not amended its reports on Form 6-K for the quarters ended September 30, 2014 and March 31, 2015. As a result, investors should not rely on these filings but should instead rely only on the restated consolidated and combined carve-out financial statements contained in the Form 20-F/A and Form 6-K for the quarter ended June 30, 2015.

The restatement adjusts the Partnership's financial statements for:

  certain Indonesian value added taxes ("VAT") and withholding taxes ("WHT") that were not recorded correctly;
  recognition of related revenue for reimbursable tax amounts; and
  related adjustments to the Partnership's direct financing lease and amortization of deferred debt issuance costs.

The Partnership is indemnified by Höegh LNG Holdings Ltd. ("HLNG") for certain non-budgeted, non-creditable Indonesian VAT and non-budgeted Indonesian WHT, including any related impact on cash flow, for the periods and as further described in the Form 20-F/A. The Partnership filed a claim for, and received payment from HLNG with respect to, such indemnification for approximately $1.2 million in the fourth quarter of 2015. The indemnification payment received from HLNG will be recorded as a contribution to equity in the fourth quarter of 2015.

The change to the accounting for the Indonesian WHT and VAT is not expected to materially affect the Partnership's cash flows, liquidity or distributable cash flow on a prospective basis.

As a result of the closing of the acquisition of the entity that owns the FSRU Höegh Gallant, management of the Partnership reaffirms its previously announced intention to recommend to the Board of Directors of the Partnership that it consider an increase to $0.4125 per unit in the Partnership's quarterly cash distribution effective for the distribution with respect to the quarter ending December 31, 2015. Any increased distribution would be conditional upon, among other things, the approval by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

Please read the Form 20-F/A and the Form 6-K for a complete description of the Partnership's restated financial results.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, the prospective effect of the change in accounting for Indonesian WHT and VAT, the Partnership's ability to increase its distributions and the amount of any such increase and the other factors listed in the Form 20-F/A and the Form 6-K as well as in the other reports and documents the Partnership files with the SEC. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd., a leading floating LNG service provider, to own, operate and acquire floating storage and regasification units, LNG carriers and other LNG infrastructure assets under long-term charters of five or more years.

Contact

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com